DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

September 27, 2013	OUR FILE NO. 378173-000005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs

Re:	Globant S.A. Registration Statement on Form F-1 Filed August 27, 2013 File No. 333-190841

Dear Ms. Jacobs:

This letter is submitted on behalf of Globant S.A. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, publicly submitted on August 27, 2013 (the “Registration Statement”), as set forth in your letter dated September 11, 2013 addressed to Martin Migoya, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing, via the EDGAR system, a revised version of the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, and this response letter.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

United States Securities and Exchange Commission

September 27, 2013

Summary

Our Company, page 1

1.	Refer to the disclosure in the last paragraph of this section. We note that the profit of $8 million for the six months ended June 30, 2013 resulted from recognizing a gain when remeasuring the fair value of the Bonos del Gobierno Nacional en Dólares Estadounidenses (“BODEN”) into U.S. dollars. Please balance your disclosure by providing a succinct explanation of the impact of the BODEN gain on your results.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure as requested on page 2 of Amendment No. 1.

Operating and Financial Review and Prospects

Results of Operations

Comparison of the Six Months Ended June 30, 2013 and 2012

Revenues, page 63

2.	Please disclose the reason for the decrease in revenues from the media and entertainment industry vertical. Also tell us why you do not disclose any revenues for your travel and hospitality industry vertical. In this regard, we note that these verticals are included in the table at the bottom of page 59.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure as requested on page 65 of Amendment No. 1.

Cost of Revenues, page 64

3.	On page 64, you identify that the increase in Cost of Revenues for the six months ended June 30, 2012 is partially offset by a $4.0 million reduction in share-based compensation and that Selling, General and Administrative Expenses is offset by a $6.6 million decrease in share-based compensation. Your current disclosures do not appear to explain the nature of this decrease. Please expand your disclosure to provide clarifying disclosure that this decrease is due to your decision to replace your SAR program with a stock option program.

United States Securities and Exchange Commission

September 27, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 65 and 66 of Amendment No. 1.

Income Tax Expense, page 65

4.	We note that you had an income tax gain in the six months ended June 30, 2012 compared to an income tax expense in the six months ended June 30, 2013. As such, it would appear that your income tax expense increased for the six months ended June 30, 2013 rather than decreased as currently disclosed. Please revise to discuss and analyze the reasons for the change and explain that effectively the expense did increase.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure as requested on page 66 of Amendment No. 1.

Liquidity and Capital Resources, page 69

5.	Please expand your disclosures to provide additional information related to the BODEN. Address the following in your disclosures:

•         Provide expanded disclosure to explain why the fair value of the BODEN is higher in the Argentine market than in the U.S. market.

•         Expand your disclosure to explain what is new or currently happening in the Company’s market that led the Company to begin acquiring BODEN.

•         Disclose in additional detail how the Company has determined the fair value of the BODEN.

•         Describe the participants of the markets that purchase the BODEN from the Company.

•         Consider discussing whether the gain reported is indicative of any future trends.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 61 and 62 of Amendment No. 1. The Company refers to the undersigned’s telephone call with the Staff on September 17, 2013, in which the Staff indicated it would not object to the addition of the requested disclosures in “Operating and Financial Review and Prospects — Certain Income Statement Line Items.”

United States Securities and Exchange Commission

September 27, 2013

Principal and Selling Shareholders, page 127

6.	You disclose in footnotes (14) and (16) that voting and dispositive power is held by Ironwood and Capital GP Ltd, respectively. Please disclose the natural persons that hold voting and dispositive power over the shares.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure as requested on page 137 of Amendment No. 1.

Underwriting, page 153

7.	We note the discussion of the LOYAL3 platform on page 155. Please revise to clarify that purchases through the LOYAL3 platform will be in dollar amounts and may include fractional shares. Also clarify that sales of shares through the LOYAL3 platform will be completed through a batch or combined order process once per day.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 163 of Amendment No. 1.

Notes to the Condensed Interim Consolidated Financial Statements

Note 4 – Accounting Policies

4.2 – Cash and cash equivalents, page F-64

8.	We note that you include BODEN within the line item Cash and Cash Equivalents. Please provide us with an analysis to support your classification of BODEN as a cash equivalent as defined in IAS 7.

RESPONSE: In response to the Staff’s comment, the Company respectfully informs the Staff that the BODEN, which are acquired by our U.S. subsidiary for the purpose of settling a portion of its accounts payable owed to our Argentine subsidiaries in respect of services purchased from such subsidiaries, are then sold by those subsidiaries in the very short-term (10 to 30 days, on average) in the Argentine market (the principal market for such bonds) in order to use the proceeds from the sale of the BODEN to pay mainly operating expenses incurred by those subsidiaries in Argentine pesos.

United States Securities and Exchange Commission

September 27, 2013

According to IAS 7, an asset should be classified as cash equivalent when it is held for the purpose of meeting short-term cash commitments rather than for investment or other purpose. Additionally, for an investment to qualify as a cash equivalent, it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. The Company respectfully submits that the BODEN comply with the characteristics for being classified within cash and cash equivalents, for the following reasons:

a)	the BODEN are held for the purpose of meeting short-term cash commitments rather than for investment or other purpose;

b)	the BODEN are readily convertible to a known amount of cash insofar as they are traded in various markets, including in the United States and in Argentina; and

c)	given that the time elapsed from the acquisition of the BODEN to the date of their liquidation in the Argentine market in Argentine pesos does not exceed 30 days, no significant changes in value of the BODEN are expected during the period they are held, subsequent to initial recognition.

Note 6 – Income Taxes, page F-67

9.	Your disclosure indicates that the average tax rate used for the six months ended June 30, 2013 and 2012 was 24% and 23%, respectively. Please expand your disclosure to discuss how you determined to use these percentages. In this regard, we note your effective tax rates for 2012 and 2011 were (10.9%) and 19.2%, respectively. In addition, revise your Results of Operation discussion on page 65 to analyze how these rates were determined.

United States Securities and Exchange Commission

September 27, 2013

RESPONSE: In response to the Staff’s comment, the Company respectfully informs the Staff of two clerical errors previously found on page 68 and Note 6 on page F-67, which have been corrected as follows: (a) the effective tax rate for 2012 has been corrected to 10.9% from (10.9)% and (b) the term “average tax rate,” calculated for the six months ended June 30, 2013 and 2012, which was 24% and 23%, respectively, has been corrected to “effective tax rate.” Furthermore, the Company respectfully directs the Staff's attention to page 68 of Amendment No. 1, wherein the Company discloses its method of calculating its effective tax rate. The Company believes that its disclosure adequately informs potential investors about its effective tax rate as well as the inputs for such calculation.

Note 12 – Borrowings, page F-70

10.	Please explain how the majority of your borrowings that were classified as current as of December 31, 2012 are now classified as non-current as of June 30, 2013. In this regard, we note your borrowings classified as current as of December 31, 2012 are $11,717 and as of June 30, 2013, your non-current borrowings are $7,951. Revise your disclosures to address this change. In addition, revise your Liquidity and Capital Resource discussion on page 69 to discuss the reasons for this change in classification.

RESPONSE: In response to the Staff’s comment, the Company respectfully informs the Staff that between the balance sheet date of the audited consolidated financial statements included in Amendment No. 1 and the balance sheet date of the unaudited condensed consolidated financial statements, the revolving credit facility with Bridge Bank was renewed and the maturity date was extended to May 2015, resulting in the classification of the outstanding borrowings under that facility as non-current indebtedness at June 30, 2013.

United States Securities and Exchange Commission

September 27, 2013

The Company has expanded the disclosure as requested on page 77 and in Note 12 on page F-70 of Amendment No. 1.

Item 8. Exhibits and Financial Statement Schedules, page II-2

11.	We note that the exhibit index does not include the Equity holders Additional Agreement, in accordance with your January 14, 2013 response to prior comment 47 to include such exhibit in a subsequent amendment. Please advice.

RESPONSE: In response to the Staff’s comment, the Company has filed a copy of the Equityholders Additional Agreement as Exhibit 10.8 to Amendment No. 1.

Signatures, page II-4

12.	Please refer to the introductory paragraph. In your next amendment, include the location where the Form F-1 was signed.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure as requested on page II-4 of Amendment No. 1 to include the location where the Form F-1 was signed.

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[Signature page immediately follows]

United States Securities and Exchange Commission

September 27, 2013

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 335-4970.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci

Partner

Enclosures

cc:	Martin Migoya

Alejandro Scannapieco

S. Todd Crider

John Haley